SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 14, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑                    .)

Enclosed:

News Release Dated March 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 14, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 14, 2005

FORMER CANADIAN AMBASSADOR TO CHINA AND MONGOLIA
JOINS IVANHOE MINES’ BOARD OF DIRECTORS

SINGAPORE — Robert M. Friedland, Chairman of Ivanhoe Mines, announced today that Howard Balloch, a former Canadian ambassador to China, Mongolia and North Korea, has joined the company’s Board of Directors, effective immediately.

Prior to being appointed a Canadian ambassador in 1996, Mr. Balloch spent 20 years with the Canadian Government, serving most recently as Deputy Secretary to the Cabinet in the Privy Council Office, and Assistant Deputy Minister for Asia Pacific, the Prime Minister’s representative to APEC and Head of the Policy Planning Staff in the Department of Foreign Affairs and International Trade.

A specialist on Pacific Rim nations, he helped to develop bilateral exchanges between Canada and China and led the promotion and protection of Canadian interests in China.

After retiring from the government’s foreign service in July 2001, Mr. Balloch continued to support Sino-Canadian business cooperation through his Beijing-based private investment and consulting business, The Balloch Group, and as president of the Canada-China Business Council. Mr. Balloch also is a director of Ivanhoe Energy Inc.

Mr. Balloch, 53, earned his BA and MA from McGill University, Montreal, and subsequently pursued further graduate studies at the University of Toronto and Fondation nationale des Sciences Politiques in Paris.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project and owns or controls exploration rights covering approximately 118,000 square kilometres in Mongolia, where additional copper, gold and coal discoveries are being delineated. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: Investors: Bill Trenaman / Media: Bob Williamson +1.604.688.5755